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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May 2010

Commission File Number: 0-31100

KISKA METALS CORPORATION
Suite 1350 - 650 West Georgia Street Vancouver, B.C. V6B 14N9

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No  ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):       82-

Kiska Metals Corporation
(formerly Geoinformatics Exploration Inc.)

AMENDED

Unaudited Interim Consolidated Financial Statements

For the quarter ended September 30, 2009

(expressed in Canadian dollars)

These interim financial statements have not been reviewed by the Company’s auditor.

The interim consolidated financial statements of the Company including the accompanying consolidated balance sheets as at September 30, 2009 and December 31, 2008 and the consolidated statements of operations and comprehensive loss, shareholders’ deficit and other comprehensive income, and cash flows for the three and nine month periods ended September 30, 2009 and 2008 are the responsibility of the Company’s management. The interim consolidated financial statements have been prepared by management and include the selection of appropriate accounting principles, judgements and estimates necessary to prepare these financial statements in accordance with Canadian generally accepted accounting principles for interim financial statements.

Refer to note 1 regarding basis of presentation.

Kiska Metals Corporation

Consolidated Balance Sheets

(expressed in Canadian dollars)

	Note	September 30, 2009 (Note 1)	December 31, 2008 (Note 1)
Assets
Current assets
Cash and cash equivalents		$ 3,937,621	$ 762,560
Restricted cash	3	187,485	82,228
Amounts receivable		237,542	258,337
Marketable securities	4	268,311	120,532
Prepaid expenses and deposits		440,440	69,545
Total current assets		5,071,399	1,293,202

Mineral property interests	5	-	-
Equity investment	6	392,926	765,747
Property, plant & equipment, net	7	632,541	580,811
Other		4,810	5,583
Goodwill		7,817,788	-

Total Assets		$ 13,919,464	$ 2,645,343

Liabilities and Shareholders’ Equity

Accounts payable and accrued liabilities		$ 850,105	$ 416,071
Accounts payable – related party	8(b)	11,340	225,000
Note payable – related party	8(a)	-	-
Current liabilities		861,445	641,071

Reclamation obligations	9	308,741	-
Total liabilities		1,170,186	641,071

Shareholders’ Equity
Share capital	10(a)	65,572,703	50,048,042
Stock options	10(b)	1,354,491	706,483
Contributed surplus	10(c)	4,003,480	2,583,712
Accumulated other comprehensive income (loss)	2	(8,512)	(404,246)
Accumulated deficit		(58,172,884)	(50,929,779)
Total shareholders’ equity		12,749,278	2,004,272

Total Liabilities and Shareholders’ Equity		$ 13,919,464	$ 2,645,343

APPROVED BY THE BOARD
“David A. Caulfield”	Director
“Jason S. Weber”	Director

Basis of Presentation (Note 1)

See the accompanying notes to the interim financial statements.

Kiska Metals Corporation

Consolidated Statements of Operations and Comprehensive Loss

(expressed in Canadian dollars)

		Three months ended September 30		Nine months ended September 30
	Note	2009 (Note 1)	2008 (Note 1)	2009 (Note 1)	2008 (Note 1)
Revenues		$ 68,140	$ 20,189	$ 68,140	$ 355,520

Expenses
Acquisition expenditures		199,631	-	332,696	110,000
Exploration expenditures		3,168,228	3,264,321	3,422,269	5,914,404
Exploration tax credits		(5,357)	-	(8,007)	-
Salaries and employee benefits		211,429	334,546	491,831	1,236,099
Consulting and outsourced services		678,327	157,323	1,026,959	367,134
Marketing services		90,538	-	97,839	-
General and administrative		234,695	150,832	413,492	870,705
Depreciation and amortization		26,143	34,270	88,101	135,383
Stock-based compensation	10(b)	-	32,521	278,330	124,513
		4,603,634	3,973,813	6,143,510	8,758,238
Operating loss before the following		(4,535,494)	(3,953,624)	(6,075,370)	(8,402,718)
Financing expense	8(a)	(21,049)	(1,046,165)	(137,490)	(2,897,446)
Interest income		10,273	7,536	10,273	26,375
Equity gain (loss) in investment	6	175,534	(344,104)	(783,219)	(573,489)
Loss on sale of investment		-	-	(240,285)	-
Foreign exchange gain/(loss)		(43,196)	(582,641)	(61,800)	(443,041)
Loss before income taxes		(4413,932)	(5,918,998)	(7,287,891)	(12,290,319)

Recovery of (provision for) income tax		5,597	(30,262)	44,726	1,107,778
Net loss		$ (4,408,335)	$ (5,949,260)	$ (7,243,165)	$ (11,182,541)

Unrealized foreign exchange (loss)/gain on available-for-sale investment		-	(15,942)	-	(26,790)
Net change in unrealized gains/(losses) on available-for-sale investments		38,601	(163,438)	58,601	(365,117)
Tax effect of changes in other comprehensive income		(5,597)	10,203	(44,726)	35,640
Comprehensive loss		$ (4,375,331)	$ (6,118,437)	$ (7229,290)	$ (11,538,808)

Basic and diluted loss per share		$ (0.11)	$ (1.29)	$ (0.24)	$ (2.43)
Basic and diluted weighted average number of shares outstanding during the period		39,979,844	4,617,368	30,204,142	4,606,947

Basis of Presentation (Note 1)

See the accompanying notes to the interim financial statements.

Kiska Metals Corporation

Consolidated Statements of Cash Flows

(expressed in Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2009 (Note 1)	2008 (Note 1)	2009 (Note 1)	2008 (Note 1)
OPERATING ACTIVITIES
Net loss	$ (4,252,052)	$ (5,949,260)	$ (7,086,882)	$ (11,182,541)
Add (deduct) items not involving cash:
Financing expense	21,049	1,046,165	137,490	2,897,446
Depreciation and amortization	26,143	34,270	88,101	135,383
Stock-based compensation expense	-	32,521	278,330	124,513
Reclamation obligation expense	263,245	-	263,245	-
Loss on sale of investment	-	-	240,285	-
Future income taxes	(5,597)	30,262	(44,726)	(1,107,778)
Equity loss in investment	(175,534)	344,101	783,219	573,489
	(4,122,746)	(4,461,941)	(5,340,938)	(8,559,488)
Net change in non-cash working capital balances related to operations:
Accounts and other receivables	(177,627)	41,362	(167,806)	435,684
Prepaid expenses	(11,446)	(53,779)	(143,627)	398,949
Accounts payable and accrued liabilities	281,078	1,222,665	247,122	930,662
Cash and cash equivalents used in operating activities	(4,030,741)	(3,251,693)	(5,405,249)	(6,794,193)
INVESTING ACTIVITIES
(Purchase)/sale of term deposits and restricted cash, net	(9,000)	1,055,429	4,665	1,831,505
Purchase of investment	-	-	(410,398)	-
Purchase of property, plant and equipment	(51,705)	(448,926)	(72,470)	(497,424)
Cash (used in) provided by investing activities	(60,705)	606,503	(478,203)	1,334,081
FINANCING ACTIVITIES
Proceeds from sale of investments	-	-	90,099	-
Proceeds from sale of assets	950	700	2,885	7,605
Proceeds from issuance of shares	4,955,000	-	4,955,000	102,675
Payment of share issuance costs	(426,850)	(15,362)	(426,850)	(17,862)
Proceeds from bridge loan/note payable	-	2,660,500	1,795,822	2,660,500
Proceeds from acquisition	4,463,269	-	4,463,269	-
Repayment of note payable	(1,821,712)	-	(1,821,712)	-
Net repayment of capital lease obligations	-	(648)	-	(18,228)
Cash provided (used in) financing activities	7,170,657	2,645,190	9,058,513	2,734,690
Net increase/(decrease) in cash and cash equivalents during the period	3,079,211	-	3,175,061	(2,725,422)
Cash and cash equivalents, beginning of the period	858,410	-	762,560	2,725,422
Cash and cash equivalents, end of the period	$ 3,937,621	$ -	$ 3,937,621	$ -

Basis of Presentation (Note 1)

See the accompanying notes to the interim financial statements

Kiska Metals Corporation

Consolidated Statement of Shareholders’ Equity

For the nine months ended September 30	2009	2008
Share capital
Balance, beginning of year	$ 50,048,042	$ 20,342,562
Issued in satisfaction of commitment fee and interest	-	497,008
Issued for corporate acquisition	12,412,717	-
Issued for cash in private placement	4,950,000	-
Valuation attributable to warrants issued in placement	(1,267,650)	-
Issued upon exercise of stock options	5,000	102,675
Valuation attributable to stock options exercised	3,562	147,333
Share issue costs	(578,968)	(1,185,749)
Balance September 30	65,572,703	19,903,829
Equity component of convertible facility
Balance, beginning of year	-	4,523,973
Additions	-	-
Balance September 30	-	4,523,973
Stock options
Balance, beginning of year	706,483	1,420,024
Options issued for corporate acquisition	373,458	-
Share-based compensation	278,330	124,513
Transfer to common shares on exercise of options	(3,780)	(147,333)
Expired or forfeited stock options	-	(424,704)
Balance September 30	1,354,491	972,500
Contributed surplus
Balance, beginning of year	2,583,712	1,859,878
Valuation attributable to purchase warrants issued in placement	1,267,650	-
Valuation attributable to brokers’ warrants issued in placement	152,118	-
Ascribed value of expired/forfeited stock options	-	424,704
Balance September 30	4,003,480	2,284,582
Accumulated Deficit
Balance, beginning of year	(50,929,719)	(37,313,241)
Net loss for the period	(7,243,165)	(11,129,101)
Balance September 30	(58,172,884)	(48,442,342)
Accumulated other comprehensive income
Balance, beginning of year	(404,246)	240,140
Unrealized foreign exchange (loss)/gain on available-for-sale investment	-	(26,790)
Realized loss on disposal of available-for-sale investments	249,853	-
Change in unrealized gains/(losses) on available-for-sale investments	190,607	(365,117)
Tax effect of changes in other comprehensive income	(44,726)	35,640
Balance September 30	(8,512)	(116,127)
Total shareholders’ equity (deficiency)	$ 12,749,278	$ (20,873,585)

Kiska Metals Corporation

Notes to the Interim Consolidated Financial Statements

September 30, 2009

1. NATURE OF BUSINESS AND BASIS OF PRESENTATION

Kiska Metals Corporation (formerly Geoinformatics Exploration Inc. or "Geoinformatics”)) and its wholly-owned subsidiaries (collectively the “Company” or “Kiska”) is a global resources company which has developed a unique and innovative approach to mineral exploration. Geoinformatics was incorporated on March 21, 1980 under the laws of the Province of British Columbia. On August 29, 1996, Geoinformatics was continued in the Yukon Territory from the Province of British Columbia, On August 5, 2009, the Company completed the 100% acquisition of Rimfire Minerals Corporation (“Rimfire”), and changed its name to Kiska Metals Corporation. The Company expects there will be synergies in exploration in those areas where both Geoinformatics and Rimfire were active, and a reduction of overhead costs by combining the companies. As a result of the acquisition, the consolidated interim financial statements of loss, comprehensive loss and cash flows for the three and nine months ended September 30, 2009 includes the results of operations and cash flows of Geoinformatics until August 5 and the combined entity from August 6 to September 30, 2009. The comparative consolidated interim statements of loss, comprehensive loss and cash flows for the three and nine months ended September 30, 2008 include only the results of operations and cash flows of Geoinformatics in accordance with generally accepted accounting principles for business combinations.

The Company acquired 100% of Rimfire by issuing 22,365,258 common shares and issuing 1,905,300 options to purchase common shares, for an aggregate fair value of $12,786,175. The fair value of the common shares, amounting to $12,412,717, was based on the bid price of the common shares on the date of acquisition, and the fair value of the options issued, amounting to $373,458, was determined using the Black-Schools option pricing model using the following weighted average assumptions: volatility of 89%, risk free interest rate of 1.8%, an expected life of 2.7 years, and a dividend yield of 0%.

The Company accounted for this transaction using the acquisition method. The fair value of the net assets acquired was:

Cash and cash equivalents	$ 4,463,269
Amounts receivable	51,918
Marketable securities	162,630
Prepaid expenses and deposits	358,058
Property, plant and equipment	104,188
Mineral property interests	156,500
Future income tax assets	-
Goodwill	7,817,788
Accounts payable and accrued liabilities	(282,614)
Reclamation obligations	(45,562)
Consideration paid	$ 12,786,175

The fair value of the amounts receivable are equivalent to the gross contractual amounts receivable. The goodwill on acquisition is primarily attributed to the ability of the new management team to oversee and advance the ongoing development of the Whistler property and the expected synergies in the combined company. Transaction costs of $633,875 were expensed and included in consulting and outsourced services ($592,743), general and administrative ($39,864) and marketing services ($1,268) in the Consolidated Statement of Operations for the nine months ended September 30,, 2009. Acquisition costs of $18,000 were included in the current period’s share issue costs.

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

September 30, 2009

1. NATURE OF BUSINESS AND BASIS OF PRESENTATION (continued)

In accordance with Emerging Issues Committee abstract 152 (EIC-152) which requires the Company to consider value beyond proven and probable resources when evaluating mineral properties acquired, a fair value of $156,500 was allocated to Rimfire’s mineral property interests on the basis of management’s expectation of continuing exploration. For U.S. GAAP purposes, management assesses the viability of each exploration property annually or when circumstances change for the purposes of determining impairment. The same process, which takes into account current exploration plans and permits as well as management’s plans for the next fiscal year, was used to allocate the mineral property interest between individual properties. In accordance with the Company’s accounting policy for mineral properties, this acquisition cost was charged to expense in the period.

The purchase price allocation showed an excess of $7,817,788 over the fair value of identified assets acquired. The goodwill on acquisition is primarily attributed to the ability of the new management team to oversee and advance the ongoing development of the Whistler property and the expected synergies in the combined company.

Total revenues of $5,387 and the net loss of $453,410 of Rimfire have been included in the consolidated statement of operations and comprehensive loss since the date of acquisition. Had the acquisition of Rimfire occurred at the beginning of the year, the revenue of the combined entity would have been $68,140 (2008 - $416,520) with a net loss of $8,834,483 (2008 - $12,658,350).

The Company is in its development stage as defined by the Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 11 - Enterprises in the Development Stage and it is in the process of exploring its mineral properties and as such, has not yet determined whether these properties contain reserves that are economically recoverable. Due to the nature of exploration and the Company’s business strategy, the Company expenses all exploration expenditures when incurred. The acquisition resulted in an excess of $7,265,381 over the fair value of identified assets acquired. In accordance with Emerging Issues Committee abstract 152 (EIC-152) this amount was allocated to mineral property interests on the basis of management’s expectation of continuing exploration. For U.S. GAAP purposes, management assesses the viability of each exploration property annually or when circumstances change for the purposes of determining impairment. The same process, which takes into account current exploration plans and permits as well as management’s plans for the next fiscal year, was used to allocate the mineral property interest between individual properties.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. Some of the Company’s mineral property interests are located outside of Canada and are subject to the risks associated with foreign investment, including increases in taxes and royalties, renegotiations of contracts, currency exchange fluctuations and political uncertainty. Although the Company has taken steps to verify title to the properties on which it is conducting exploration and in which it has an interest, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

September 30, 2009

1. NATURE OF BUSINESS AND BASIS OF PRESENTATION (continued)

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, these interim consolidated financial statements of the Company do not include all information and note disclosure as required for annual financial statements. These interim consolidated financial statements should be read in conjunction with the Company’s 2008 audited consolidated financial statements and the corresponding notes thereto. These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which conform in all material respects with accounting principles generally accepted in the United States of America, except as described in Note 13 to the consolidated financial statements. The comparative amounts have been reclassified where necessary to conform to the presentation used in the current period.

The financial information included herein reflects all adjustments, consisting only of normal recurring adjustments which, in the opinion of management, are necessary for a fair presentation of the results for the interim period presented. The results of operations for the three and nine months ended September 30, 2009 are not necessarily indicative of the results to be expected for the full year.

These consolidated financial statements have been prepared on the basis that Kiska is a going concern, which contemplates the realization of its assets and the settlement of its liabilities in the normal course of operations. Kiska's ability to continue as a going concern is dependent on the Company’s ability to obtain additional debt or equity financing to successfully advance the exploration and development of properties in its exploration portfolio and to be able to derive material proceeds from the sale or divesture of those properties and other assets such as royalty rights and equity interests. These consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern.  Such adjustments could be material.

2.  CORRECTION OF ERROR

When the interim financial statements were originally issued, the entire excess value of the purchase price over the identified net assets was attributed to mineral property interests. This attribution was based on incorrect assumptions about the purpose of the corporate acquisition. The intent was not to acquire just the mineral properties of Rimfire Minerals Corporation but to take advantage of management’s experience and ability to develop the Whistler project and to extract value from the remaining Geoinformatics properties by optioning them or conducting strategic exploration programs. Allocation of the excess of consideration paid over the net identifiable assets has been revised.

Valuation of the share consideration has also been corrected. The original share valuation was based on the closing price where it should have been based on the bid price. In addition, fair value of options, which was not originally included in the purchase price allocation, has now been included.

Prior year write-down of marketable securities was not originally accounted for in accumulated other comprehensive income.

The effect of these corrections is summarized in the tables below.

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

September 30, 2009

2.  CORRECTION OF ERROR (continued)

Consolidated Balance Sheets

	As original presented	Revision	As revised
Mineral property interests	$ 7,265,381	$ (7,265,381)	$ -
Goodwill	-	7,817,788	7,817,788
Total Assets	13,367,057	522,407	13,919,464

Share capital	65,237,471	335,232	65,572,703
Stock options	981,033	373,458	1,354,491
Accumulated other comprehensive income (loss)	50,104	(58,616)	(8,512)
Accumulated deficit	(58,075,217)	(97,667)	(58,172,884)
Total shareholders’ equity	12,196,871	522,407	12,749,278

Consolidated Statement of Operations

For the three months ended September 30, 2009	As original presented	Revision	As revised
Acquisition expenditures	$ (43,131)	$ (156,500)	$ (199,631)
Foreign exchange gain/(loss)	(43,413)	217	(43,196)
Net loss	(4,252,052)	(156,283)	(4,408,335)

3. RECENT CANADIAN ACCOUNTING PRONOUNCEMENTS

The Company adopted the method of accounting for unrecognized prior years tax loss carry forwards described in Emerging Issues Committee Abstract 172 (EIC-172), which was issued by the Canadian Institute of Chartered Accountants (“CICA”) in August 2008. EIC-172 requires the tax benefit from the recognition of previously unrecognized tax loss carry forwards, which arise from the recording of unrealized gains on available-for-sale financial assets in other comprehensive income, to be recognized in operations. The transition provisions for EIC-172 require the accounting policy be applied retrospectively, with restatement of prior periods. Accordingly, the Company has included future income tax recoveries (expense) on the statement of operations from previously unrecognized tax loss carry forwards associated with unrealized gains on available-for-sale financial assets. A summary of the changes to the financial statements for the three months ended September 30, 2008 is provided in the following tables:

For the period ended September 30, 2008	3 months	9 months

Consolidated Statement of Operations
Net loss
As originally presented	$ (5,923,883)	$ (11,129,101)
Future income tax recovery (expense) not previously recognized	(25,377)	(53,440)
Revised	$ (5,949,260)	$ (11,182,541)

These interim consolidated financial statements are prepared following accounting policies consistent with the Company’s audited financial statements and notes thereto for the year ended December 31, 2008, except for the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”) that became effective for the Company on January 1, 2009. These new standards have been adopted on a prospective basis with no restatement to prior financial statements.

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

September 30, 2009

3. RECENT CANADIAN ACCOUNTING PRONOUNCEMENTS (continued)

Section 3064 – Goodwill and Intangible Assets

The Canadian Institute of Chartered Accountants (“CICA”) has issued Handbook Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062 – “Goodwill and Intangible Assets”.  The new standard is applicable for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008.  Section 3064 establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition, and of intangible assets.  Section 3064 also provides guidance for the treatment of preproduction and start-up costs and may require that these costs be expensed as incurred. The adoption of Section 3064 had no impact on the Company’s unaudited interim consolidated financial statements as at September 30, 2009.

Section 1582 – Business Combinations, Section 1601 – Consolidated Financial Statements and Section 1602 – Non-controlling Interests

In January 2009, the CICA issued Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements, and Section 1602, Non-controlling interests, which replaces Section 1581, Business Combinations and Section 1600, Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”). Section 1582 is applicable for business combinations with acquisition dates on or after January 1, 2011. Early adoption of this section is permitted. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements. Section 1601 is applicable for the Company’s interim and annual consolidated financial statements for fiscal years beginning on or after January 1, 2011. Early adoption of this section is permitted. If the Company chooses to early adopt any one of these sections, the other two sections must also be adopted at the same time. The Company is currently assessing the impact of these new accounting standards on its consolidated financial statements.

EIC – 173

The Emerging Issues Committee (“EIC”) of the CICA released EIC 173 in January 2009 which requires companies to take into account counterparty credit risk and an entity’s own credit risk in estimating the fair value of all financial assets and liabilities, including derivatives. The EIC was issued in response to the diversity of practice in valuing financial instruments, especially derivatives.  The adoption of EIC 173 had no impact on the Company’s unaudited interim consolidated financial statements as at September 30, 2009.

Future Accounting Changes

Canada's Accounting Standards Board ratified a strategic plan in 2006 that will result in Canadian GAAP, as used by the Company, evolving and being converged with International Financial Reporting Standards (“IFRS”) over a transitional period to be completed by 2011. The International Accounting Standards Board also has projects currently under way that should result in new pronouncements which will be included in the convergence process. The Company is conducting a detailed assessment of the requirements of IFRS, with the intention of identifying differences, if any, in accounting policies, selecting the policies which are appropriate for the Company, identifying the appropriate disclosure in financial statements prepared under IFRS and developing an implementation plan to complete the transition to IFRS by January 1, 2011.

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

September 30, 2009

4. RESTRICTED CASH

Restricted cash of $187,485 (December - $82,228) represents project reclamation deposits in favour of regulatory authorities held as site restoration deposits. The amount of the deposit is determined at the time the exploration program is planned and a notice of work is submitted to the regulatory authority. If work is more extensive than previously planned, the amount of the deposit will be increased. When reclamation work is completed on a project, the deposit is released to the Company.

5. MARKETABLE SECURITIES

The following table summarizes the components of available-for-sale financial instruments reported as marketable securities at each balance sheet date:

	Number	Cost	September 30, 2009 Fair Value	December 31, 2008 Fair Value
African Consolidated Resources plc	2,500,000	$ 302,738	$ -	$ 80,532
Arcus Development Group Inc.	150,000	21,000	18,000	-
Capstone Mining Corporation	8,707	26,730	25,511	-
Island Arc Exploration Corporation	200,000	18,000	17,000	-
It's Your Nickel Exploration	200,000	-	-	-
Laurion Minerals Exploration Inc.	2,000,000	40,000	80,000	40,000
Plutonic Power Corporation	30,000	96,900	106,200	-
Silver Quest Resources Ltd.	80,000	7,080	21,600	-
Balance		$ 512,448	$ 268,311	$ 120,532

Note: African Consolidated Resources was sold during the first quarter of 2009 for gross proceeds of $90,099.

6. EQUITY INVESTMENT

As at September 30, 2009, the Company owned 28,506,883 ordinary shares of Clancy Exploration Limited (“Clancy”).  During the three months ended June 30, 2009, Clancy completed a rights offering whereby Clancy ordinary shares were offered at A$0.08 per share (The “Rights Offering”) raising approximately Aud$1,000,000. Pursuant to the Rights Offering the Company acquired an additional 5,701,377 ordinary shares for a total cash consideration of A$456,110 (Cdn$410,398).

For the three and six months ended September 30, 2009, the Company recorded an equity loss on its investment on Clancy as follows:

	Three months ended September 30, 2009	Nine months ended September 30, 2009
Balance, Beginning of period	$ 217,392	$ 765,747
Acquisition of ordinary shares	-	410,398
Equity loss of Clancy	(302,042)	(1,260,795)
Dilution gain	477,576	477,576
Balance, End of period	$ 392,926	$ 392,926

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

September 30, 2009

6. EQUITY INVESTMENT (continued)

The carrying value, accounted for using the equity basis, and market value of the Clancy shares held by the Company are as follows:

	As at September 30, 2009	As at December 31, 2008
Investment in Clancy Exploration Limited on an equity basis	$ 392,926	$ 765,747
Market value of Clancy shares	$ 4,719,813	$ 1,169,922

7. PROPERTY PLANT AND EQUIPMENT

Property plant and equipment are recorded at cost. In preparation for International Financial Reporting Standard, the company has sub-divided property plant and equipment into component parts which have different estimated useful lives. Depreciation is provided at annual rates considered sufficient to amortize the cost of the assets over their estimated useful lives as follows:

Appliances	3 years
Camp structures	3 years
Computer software	2 years
Computer equipment	3.5 years
Field equipment	5 years
Leasehold improvements	Term of lease
Mobile equipment	2.5 years
Niton Analyzer	3.5 years
Office equipment and furniture	8 years

	September 30, 2009			December 31, 2008
	Cost	Accumulated depreciation	Net book value	Net book value

Appliances	$ 95,254	$ (12,570)	$ 82,684	$ 90,621
Camp structures	284,831	(37,587)	247,244	218,323
Computer software	16,962	(12,472)	4,490	-
Computer equipment	384,317	(325,512)	58,805	71,255
Field equipment	86,460	(15,722)	70,739	32,567
Leasehold improvements	79,342	(61,402)	17,939	3,365
Mobile equipment	150,006	(84,577)	65,430	17,702
Niton Analyzer	43,640	(13,154)	30,486	41,115
Office equipment	86,830	(32,105)	54,724	105,863
	$1,227,642	$ (595,101)	$ 632,541	$ 580,811

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

September 30, 2009

8. RELATED PARTY TRANSACTIONS

The following transactions are measured at the exchange amount, which is the amount of the consideration established and agreed to by the related parties.

(a) Note Payable

On March 9, 2009, the Company announced it had negotiated a line of credit with Geologic Resource Partners LP (“GRP”), allowing it to draw down, as necessary a maximum amount of $2.6 million. The line of credit bore interest at an annual rate of 15%, payable at maturity. On March 27, 2009 and June 8, 2009, the Company drew $1,000,000 and $750,000, respectively, under the line of credit. The entire amount of note payable including accrued interest was repaid on August 5, 2009

(b) Accounts payable – related party

Included in accounts payable - related party at December 31, 2008 is an amount of $225,000 representing the severance payment due to an officer upon a change of control of the Company.

Accounts payable - related party at September 30, 2009 includes amounts payable to Equity Exploration Consultants Ltd. Some of the Company’s mineral property evaluation and exploration projects are managed by Equity Exploration Consultants Ltd. and Equity Geoscience, Ltd. (collectively “Equity”), companies partially owned by a director of the Company. Balances payable to Equity for fees and reimbursement of costs incurred on behalf of the Company have been separately disclosed as “Accounts payable- related party”. Fees charged to the Company by Equity are on the same basis as those charged by Equity to unrelated third parties. It is anticipated that Equity will continue to provide geological consulting and administrative support services to the Company from time to time, and will be remunerated for such services at the rate charged by Equity to all its customers.

 (c)Mineral property interests

One of the directors indirectly owns 11% of a 7.5 to 15% Net Profits Interest (“NPI”) in the Wernecke Breccia property. The claims were originally staked and explored by a company in which he holds an interest. When the property was sold to the Newmont and NVI Mining Ltd, their company retained an NPI of varying amounts depending on the claim group.

9. RECLAMATION OBLIGATIONS

The Company’s exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company conducts its operations so as to protect public health and the environment, and believes its operations are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations. Management’s current estimate of reclamation and other future site restoration costs to be incurred for existing mineral property interests has been included in these financial statements as Reclamation obligations.

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

September 30, 2009

10. SHARE CAPITAL

a) Common shares issued and outstanding

Number of authorized common shares is unlimited

	For the nine months ended September 30, 2009		For the year ended December 31, 2008
	Number of shares	Amount	Number of shares	Amount

Balance, beginning of period	25,235,276	$ 50,048,042	4,486,560	$ 20,342,562
Issued upon equity financing	9,000,000	4,950,000	19,552,000	29,328,000
Issued for acquisition	22,365,258	12,412,717	-	-
Allocation to warrants issued in placement		(1,267,650)	-	-
Issued in satisfaction of interest	-	-	1,178,416	1,440,335
Issued upon exercise of options	11,111	5,000	18,300	102,675
Valuation of stock options exercised	-	3,562	-	70,191
Share issue costs	-	(578,968)	-	(1,235,721)
Balance, end of the period	56,611,645	$ 65,572,703	25,235,276	$ 50,048,042

All figures in the table have been adjusted for the 1:3 stock consolidation effective August 5, 2009

On September 16, 2009, the Company completed a brokered private placement consisting of 9,000,000 units at $0.55 for gross proceeds of $4,950,000. Each unit consisted of one common share and one half of one non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase one common share at a price of $0.80 per share until March 16, 2011. The terms of the warrants provide that if, during the term of any unexercised warrant commencing on January 17, 2010, the closing price of the common shares of the Company on any exchange is greater than $1.10 for a period of 20 consecutive trading days the Company may, at its option and by notice in writing to each holder, require the holder of the warrant to exercise such warrant within 30 days, failing which the warrant will be deemed to have expired. The fair value assigned to the half-warrants was $1,267,650. Share issue costs, including the value attributed to brokers’ warrants, were $560,968, which is included in total share issue costs above.

The fair value of the warrants was estimated using the Black-Scholes option pricing model with the following assumptions, volatility of 111%, risk-free rate of 0.845% and expected life of 1.5 years, which resulted in a price of $0.2817 per warrant.

b) Stock-based compensation

The Company’s Amended and Restated Stock Option Plan (the “Plan”) provides for the granting of stock options to directors, officers and employees of and consultants to the Company. The aggregate number of shares of the Company that may be granted pursuant to the Plan is limited to 10% of the issued and outstanding shares of the Company. Share options are granted for a term not to exceed five years at exercise prices based on closing price of the Company’s shares on the date of the grant and are non-transferable. The Plan is administered by the Board of Directors, which determines individual eligibility under the Plan, the number of shares optioned to each individual (not to exceed 5% of issued and outstanding shares to any one individual) and the vesting period.

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

September 30, 2009

10. SHARE CAPITAL (continued)

During the nine months ended September 30, 2009, 1,833,333 stock options were granted at an exercise price of $0.45 expiring in 5 years. The fair value of the options was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions, volatility of 105%, risk-free rate of 1.95% and expected life of 5 years, which resulted in a price of $0.321 per stock option. During the nine months ended September 30, 2009, stock-based compensation expense of $278,330, relating to stock options which vested during the period has been included in the consolidated statements of operations.

	September 30 2009		December 31, 2008
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at beginning of period	134,808	$ 8.85	337,783	$ 7.47
Granted	1,833,333	0.45	3,600	7.50
Converted at acquisition	1,905,300	1.51	-	-
Exercised	(11,111)	0.45	(20,200)	6.90
Expired	-	-	(18,300)	5.40
Forfeit/Cancelled	(46,541)	7.91	(168,075)	6.66
Outstanding at end of period	3,815,789	$ 0.84	134,808	$ 8.85
Options exercisable at end of period	2,454,370	$ 1.29	125,318	$ 7.32

As at September 30, 2009, the weighted average remaining life for the exercisable options was 2.92 years while the weighted average remaining life for all options was 3.47 years.

c) Outstanding Warrants

Details of outstanding warrants are as follows:

	September 30 2009		December 31, 2008
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding at beginning of period	-	$ -	-	$ -
Issued – broker’s warrants	540,000	0.80	-	-
Issued – share purchase warrants	4,500,000	0.80	-	-
Exercised	-	-	-	-
Expired	-	-	-	-
Outstanding at end of period	5,040,000	$ 0.80	-	$ -

The fair value of the warrants is included in the financial statements as contributed surplus. When warrants are exercised the contributed surplus attributable to each warrant will be included in share capital. Warrants and stock options which expire without being exercised remain as contributed surplus.

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

September 30, 2009

11. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company’s activities expose it to a variety of financial risks, which include market risk, foreign currency risk, interest rate risk, credit risk, and liquidity risk. The Company’s risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance.

Market Risk

The Company’s financial instruments include marketable securities which are publicly traded and therefore are subject to the market risks that affect all publicly traded securities. Some of these investments are thinly traded which could result in lower quoted market values. The Company monitors the market of these securities and sells appropriate portions of the portfolio when price and market conditions permit. When the value of individual marketable securities is determined to have suffered impairment due to investee circumstances or project developments, the resulting loss is reported in the statement of operations as a loss on marketable securities.

Foreign Currency Risk

The Company operates on an international basis and, therefore, foreign exchange risk and foreign currency translation risk exposures arise from transactions denominated in a foreign currency. The Company’s current foreign exchange risk for its Australian, Mexican and United States operations arises primarily with respect to the Canadian dollar. The Company manages this risk by maintaining bank accounts in each operating currency to pay expenses as they arise. Receipts in foreign currencies are maintained in those currencies.

Foreign Currency Risk (continued)

The Company operates in several countries, which gives rise to a risk that its expenditures may be adversely impacted by fluctuations in foreign exchange. The Company does not undertake currency hedging activities. The Company does not attempt to hedge the net investment and equity of integrated foreign operations.

Interest Rate Risk

The Company’s financial instruments may include bankers’ acceptances and treasury bills. These instruments bear a fixed rate of interest and a fixed maturity date of one year or less. If the Company is required to liquidate them prior to the maturity date, there is a risk that interest rates will have increased such that the market value of the instrument is less than the carrying or face value. The Company maintains term deposits with varying maturity dates to take advantage of changing interest rates and to ensure that sufficient funds are available when required. The Company no longer has any debt and changes in the interest rate would not have a significant effect on the statement of operations.

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. To reduce credit risk, cash and cash equivalents are on deposit at major financial institutions. Accounts receivable consists mainly of accrued interest on cash and cash equivalents or recoveries of GST. The Company is not aware of any counterparty risk that could have an impact on the fair value of such receivables.

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

September 30, 2009

11. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. Accounts payable and accruals are due within the current operating period. As at September 30, 2009, $3,937,621 was held in cash and cash equivalents.

The Company manages liquidity risk by having in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. Management continuously monitors and reviews both actual and forecasted cash flows, including acquisition activities.

Capital Risk Management

The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its mineral properties. The exploration for and development of mineral deposits involves significant risk which even a combination of careful evaluation, experience and knowledge may not adequately mitigate. The Company considers its capital to be shareholders’ equity.

The Company manages and adjusts its capital structure when changes to the risk characteristics of the underlying assets or changes in economic conditions occur. To maintain or adjust the capital structure, the Company may issue new shares or acquire or dispose of mineral property interests.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets which are revised periodically based on the results of its exploration programs, availability of financing and industry conditions. Annual and materially updated budgets are approved by the Board of Directors.

In order to maximize ongoing development efforts, the Company does not pay out dividends. The Company’s investment policy is to invest any excess cash in liquid short-term interest-bearing instruments with maturities of one year or less.  When utilized, these instruments are selected with regard to the expected timing of expenditures from continuing operations.

The Company currently has sufficient working capital to meet its planned exploration operations and administrative expenses through the current fiscal year and for the following fiscal year. Actual funding requirements may vary from those planned due to a number of factors, including the progress of exploration and development activities. The Company believes it will be able to raise capital as required in the long term, but recognizes there will be risks involved that may be beyond its control.

There were no changes in the Company’s approach to capital management during the three and nine months ended September 30, 2009 compared to the year ended December 31, 2008.  The Company is not subject to externally imposed capital requirements.

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

September 30, 2009

12. SEGMENT INFORMATION

The Company operates in one industry segment, mineral exploration, within four geographic areas: Canada, United States, Australia, and Mexico. All subsidiaries are operated as one entity with management in common located at the Company’s head office. There is an inactive subsidiary in Ireland.

The following table shows the assets attributable to each operating segment at the balance sheet dates:

September 30, 2009	Canada	United States	Australia	Mexico	Total
Current Assets
Cash and cash equivalents	$ 3,653,400	$ 57,815	$ 312,937	$ 72,067	$ 4,125,106
Accounts receivable	218,846	5,364	315	12,968	237,542
Prepaid expenses	434,950	-	1,951	3,538	440,440
Marketable securities	268,311	-	-	-	268,311
	4,575,507	63,179	315,203	88,573	5,071,399

Mineral property interests	-	-	-	-	-
Equity investment	392,926	-	-	-	392,926
Property, plant and equipment	136,545	471,505	1,739	22,752	632,541
Other	-	-	-	4,810	4,810
Goodwill	7,817,788	-	-	-	7,817,788
Total Assets	$ 12,922,766	$ 534,684	$ 316,942	$ 116,135	$ 13,919,464

Total Assets at December 31, 2008	$ 1,871,533	$ 526,489	$ 112,588	$ 87,012	$ 1,871,533

Revenues are derived from option receipts and the management of exploration programs for joint venture partners and are allocated to the jurisdiction based on where the underlying agreement and services were delivered.

	Three months ended September 30		Nine months ended September 30
	2009	2008	2009	2008
Revenues
Canada	$ 68,140	$ -	$ 68,140	$ 219,548
Australia	-	18,147	-	119,337
Mexico	-	2,042	-	16,635
	$ 68,140	$ 20,189	$ 68,140	$ 355,520

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

September 30, 2009

13. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING

      PRINCIPLES IN CANADA AND THE UNITED STATES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which, with respect to the Company, differ in certain respects from United States generally accepted accounting principles (“U.S. GAAP”) as follows:

(a) Acquisition costs of mineral property interests

The Company's accounting policy under Canadian GAAP is to expense the acquisition of mineral properties as incurred until there are identifiable reserves on a property, when they will be capitalized and amortized over production from the property. With the introduction of Emerging Issues Task Force (“EITF”) Abstract 04-2, effective April 30, 2004, mineral property acquisition costs are capitalized under US GAAP, unless there is evidence that they are impaired and not recoverable, when they are written off.

(b) Reconciliation

The effect of the differences between Canadian GAAP and U.S. GAAP on the consolidated financial statements is summarized as follows:

Consolidated Balance Sheets

	September 30, 2009
	Canadian GAAP	Adjustments	U.S. GAAP

Mineral property interests	$ -	$ 951,683	$ 951,683
Accumulated Deficit	(58,172,884)	951,683	(57,221,201)

	December 31, 2008
	Canadian GAAP	Adjustments	U.S. GAAP

Mineral property interest acquisition costs	$ -	$ 652,596	$ 652,596
Accumulated Deficit	(50,929,779)	652,596	(50,277,183)

Kiska Metals Corporation

Notes to the Consolidated Financial Statements

September 30, 2009

13. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING

      PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

Consolidated Statements of Operations

	Three months ended September 30		Nine months ended September 30
	2009	2008	2009	2008
Net loss under Canadian GAAP	$ (4,408,335)	$ (5,949,260)	$ (7,243,165)	$ (11,182,541)
Net mineral property interest acquisition costs (a)	199,631	-	322,696	110,000

Net loss under U.S. GAAP	(4,208,704)	(5,949,260)	(6,920,469)	(11,072,541)
Comprehensive loss under U.S. GAAP	$ (4,175,700)	$ (6,118,437)	$ (6,906,594)	$ (11,428,808)
Weighted average number of shares	39,979,844	4,617,368	30,204,142	4,606,947

Basic and diluted loss per share under U.S. GAAP	$ (0.11)	$ (1.29)	$ (0.23)	$ (2.40)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KISKA METALS CORPORATION (Registrant)

Date: May 13, 2010	By: “Dorothy G. Miller”

Dorothy G, Miller, Chief Financial Officer